

August 13, 2020

T. Riggs Eckelberry
Chief Executive Officer
OriginClear, Inc.
13575 58th Street North
Suite 200
Clearwater, FL 33760

      Re: OriginClear, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed July 30, 2020
           File No. 024-11141

Dear Mr. Eckelberry:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregory A. Sichenzia, Esq.